UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

PAGEFLEX, INC.

(Name of the Issuer)

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS INC.

(Former name, if changed since last report.)

PAGEFLEX, INC.

EINAV HI-TEC ASSETS LTD.

AMOS KAMINSKI

PINHAS ROMIK

JAMES P. DORE

ELLY PERETS

COSTAS KITSOS

RONI A. EINAV

ROI SOFTWARE DISTRIBUTION LTD.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE US$0.01 PER SHARE

(Title of Class of Securities)

571038108

(CUSIP Number of Class of Securities)

Pageflex, Inc. 500 Nickerson Road Marlborough, MA 01752-4695 +1-617-520-8400	Pageflex Acquisitions, Inc. 500 Nickerson Road Marlborough, MA 01752 +1-617-520-8400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Gregory L. White, Esq. Seyfarth Shaw LLP World Trade Center East Two Seaport Lane, Suite 300 Boston, MA 02210-2028 +1-617-946-4853	Janet Levy-Pahima, Adv. Herzog, Fox & Neeman Asia House 4 Weizmann Street Tel Aviv, Israel 6423904 +972-3-692-2020

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
US$982,946.42	US$134.07

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding common stock, par value US$0.01 per share (“Common Stock”), of Marlborough Software Development Holdings, Inc., a corporation organized under the laws of the State of Delaware (“MSDH” or the “Company”), other than Common Stock owned by Pageflex Acquisitions, Inc., a corporation organized under the laws of the State of Delaware (“Merger SPV”), or MSDH and any of their respective subsidiaries, at a purchase price of US$0.091 per share of Common Stock, without interest and subject to any applicable withholding tax. As of the effective date of the merger, December 6, 2013, there were 10,801,609 Common Stock outstanding, none of which are owned by Merger SPV, MSDH or any of their respective subsidiaries. As a result, this calculation assumes the purchase of 10,801,609 Common Stock at US$0.091 per share (the “Merger Consideration”). The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying 0.0001364 by the Merger Consideration. The filing fee was paid with the initial filing of this Schedule 13E-3 on September 13, 2013.

☒	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134.07

Form or Registration No.: Schedule 13E-3 - Rule 13e-3 Transaction Statement

Filing Party: Marlborough Software Development Holdings, Inc.

Date Filed: September 13, 2013

INTRODUCTION

This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by Marlborough Software Development Holdings, Inc., a corporation organized under the laws of the State of Delaware (“MSDH” or the “Company”), Pageflex Acquisitions, Inc., a corporation organized under the laws of the State of Delaware (“Merger SPV”), Einav Hi-Tec Assets Ltd., Mr. Amos Kaminski, Mr. Pinhas Romik, Mr. James P. Dore, Mr. Elly Perets, Mr. Costas Kitsos, Mr. Roni A. Einav and ROI Software Distribution Ltd. (collectively, the “Filing Persons”).

This Schedule relates to the Agreement and Plan of Merger, dated as of August 20, 2013 (the “Merger Agreement”), by and between MSDH and Merger SPV. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger SPV will be merged with and into MSDH (the “Merger”), and each share of outstanding common stock, par value US$0.01 per share (“Common Stock”) (other than Common Stock held by MSDH, Merger SPV or any of their respective subsidiaries) will be converted into the right to receive US$0.091 in cash, without interest and subject to any applicable withholding taxes. The aggregate merger consideration and the balance of Merger SPV’s fees and expenses related to the Merger will be funded by Merger SPV’s sale of stock to its stockholders or other investors.

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

The information concerning the Company contained in this Amendment No. 5 to Schedule 13E-3 and the Proxy Statement was supplied by the Company, and the information concerning each other Filing Person contained in this Amendment No. 5 to Schedule 13E-3 and the Proxy Statement has been supplied by each such Filing Person.

Item 15. Additional Information.

Regulation M-A Item 1011

On December 6, 2013, at a Special Meeting, the holders of a majority of the issued and outstanding Common Stock and 6.5% Series A Redeemable Preferred Stock (“Series A Preferred Stock”) of the Company, voting as a single class, and the holders of a majority of the issued and outstanding shares of the Company’s Series A Preferred Stock, voting as a separate class, voted on and approved the Merger Agreement. The voting results of the issued and outstanding Common Stock and Series A Preferred Stock 8,719,009; number of shares against 44,741; number of shares abstained150; and number of broker non-votes 0. The voting results of the issued and outstanding shares of the Company’s Series A Preferred Stock, voting as a separate class were are as follows: number of shares for 2,985,070; number of shares against 0; number of shares abstained 0; and number of broker non-votes 0.

On December 6, 2013, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. Upon effectiveness of the Merger, (i) each issued and outstanding share of Common Stock immediately prior to the Merger converted into the right to receive $0.091 in cash, without interest and less any required withholding taxes (ii) each issued and outstanding share of Series A Preferred Stock immediately prior to the Merger remained outstanding as Series A Preferred Stock of the surviving corporation and (iii) each option to acquire the Company’s Common Stock outstanding immediately prior to the Merger was cancelled.

As a result of the Merger, the Common Stock was delisted and ceased to trade on the OTCQB prior to the opening of trading on December 10, 2013. The Company intends to file a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended.

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(3)(i)	Definitive Proxy Statement of Marlborough Software Development Holdings, Inc. (incorporated by reference to the Schedule 14A filed November 8, 2013 with the Securities and Exchange Commission).

(d)(i)	Agreement and Plan of Merger dated August 20, 2013, by and among MSDH and Merger SPV (included as Annex A of the Definitive Proxy Statement filed November 8, 2013 with the Securities and Exchange Commission).

(d)(ii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Amos Kaminski (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iv)	Letter agreement dated August 18, 2013 between MSDH, Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd. (This Exhibit filed as an Exhibit to the previously filed Schedule 13E-3 Amendment No. 3, filed with the Securities and Exchange Commission on October 31, 2013 and incorporated herein by reference).

(d)(v)	Letter agreement dated August 18, 2013 between MSDH, Merger SPV and Amos Kaminski. (This Exhibit filed as an Exhibit to the previously filed Schedule 13E-3 Amendment No. 3, filed with the Securities and Exchange Commission on October 31, 2013 and incorporated herein by reference).

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2013

PAGEFLEX, INC.

By:	/s/ Pinhas Romik
Name: Title:	Pinhas Romik President and CEO

EINAV HI-TEC ASSETS LTD.

By:	/s/ Roni A. Einav
Name: Title:	Roni A. Einav President

/s/ Amos Kaminski
AMOS KAMINSKI

/s/ Pinhas Romik
PINHAS ROMIK

/s/ James P. Dore
JAMES P. DORE

/s/ Elly Perets
ELLY PERETS

/s/ Costas Kistsos
COSTAS KITSOS

/s/ Roni A. Einav
RONI A. EINAV

ROI SOFTWARE DISTRIBUTION LTD.

By:	/s/ John Murphy
Name: Title:	John Murphy Director

Exhibit Index

Exhibit No.	Description

(a)(3)(i)	Definitive Proxy Statement of Marlborough Software Development Holdings, Inc. (incorporated by reference to the Schedule 14A filed November 8, 2013 with the Securities and Exchange Commission).

(d)(i)	Agreement and Plan of Merger dated August 20, 2013, by and among MSDH and Merger SPV (included as Annex A of the Definitive Proxy Statement filed November 8, 2013 with the Securities and Exchange Commission).

(d)(ii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Amos Kaminski (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iv)	Letter agreement dated August 18, 2013 between MSDH, Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd. (This Exhibit filed as an Exhibit to the previously filed Schedule 13E-3 Amendment No. 3, filed with the Securities and Exchange Commission on October 31, 2013 and incorporated herein by reference).

(d)(v)	Letter agreement dated August 18, 2013 between MSDH, Merger SPV and Amos Kaminski. (This Exhibit filed as an Exhibit to the previously filed Schedule 13E-3 Amendment No. 3, filed with the Securities and Exchange Commission on October 31, 2013 and incorporated herein by reference).

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